UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ROCHESTER MEDICAL CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

771497104

(CUSIP Number)

Jean F. Holloway, Esq.
Vice President, General Counsel and Secretary
C. R. Bard, Inc.
 730 Central Avenue
Murray Hill, New Jersey 07974
Telephone: (908) 277-8000

Copy to:
Michael E. Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Telephone: (212) 310-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 771497104

1.	Names of Reporting Persons. C. R. BARD, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,386,825(1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,386,825(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) CO

_________________________
(1) Beneficial ownership of 1,386,825 shares of Common Stock (defined below) referred to herein is being reported hereunder because C. R. Bard, Inc. may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined in Item 4 below) described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by C. R. Bard, Inc. that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

The statement relates to the common stock, no par value (the “Common Stock”), of Rochester Medical Corporation, a Minnesota corporation (the “Issuer”).  The principal executive office of the Issuer is located at One Rochester Medical Drive, Stewartville, Minnesota 55976.

Item 2. Identity and Background

(a) This statement is filed by C. R. Bard, Inc., a New Jersey corporation (the “Reporting Person”).

(b) The principal business office of the Reporting Person is 730 Central Avenue, Murray Hill, New Jersey 07974.

(c) The principal business of the Reporting Person is the development, manufacturing and marketing of medical products for hospitals and individual health care professionals in many countries around the world.

      The executive officers and directors of the Reporting Person as of September 3, 2013 (collectively, the “Related Persons”) are set forth on Schedule A attached hereto, containing the following information with respect to each such person: (i) name; (ii) residence or business address; and (iii) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted.

(d) During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any Related Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any Related Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a company incorporated in New Jersey and each Related Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in response to Items 4 and 5, the shares of Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Person, and thus, no funds or other consideration were used.

Item 4.                                      Purpose of Transaction

(a) and (b) Robert M. Anglin, Darnell L. Boehm, James M. Carper, Anthony J. Conway, Philip J. Conway, Sarah L. Grinde, David A. Jonas, Richard W. Kramp, Peter H. Shepard and Martyn R. Sholtis (each a “Stockholder” and, collectively, the “Stockholders”) and the Reporting Person are parties to a Voting and Support Agreement, dated September 3, 2013 (the “Voting Agreement”), with respect to 1,386,825 shares of Common Stock (collectively, the “Subject Shares”) held of record by the Stockholders.  The Voting Agreement was entered into in connection with the entry into an Agreement and Plan of Merger, dated as of September 3, 2013 (the “Merger Agreement”), by and among the Reporting Person, Starnorth Acquisition Corp., a Minnesota corporation and a wholly-owned subsidiary of the Reporting Person (“MergerSub”), and the Issuer.  Pursuant to, and subject to the terms and conditions contained in, the Merger Agreement,  MergerSub will merge with and into the Issuer (the “Merger”), and the Issuer will continue as the surviving corporation (the “Surviving Corporation”) and become a wholly owned subsidiary of the Reporting Person.  The Merger is subject to a number of conditions, and there is no certainty that the Merger will be consummated.

Pursuant to the Voting Agreement, at any meeting of the stockholders of the Issuer, and at any adjournment or postponement thereof, called to seek stockholder approval of the Merger (“Required Approval”) or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger Agreement, the Merger or any other document or  transaction contemplated by the Merger Agreement is sought, each Stockholder agreed to, including by executing a written consent solicitation if requested by the Reporting

Person, vote (or cause to be voted), in person or by proxy, the Subject Shares in favor of (i) granting the Required Approval and (ii) any proposal to adjourn any meeting of the stockholders of the Issuer which the Reporting Person supports. The Stockholders have also agreed to vote against any alternative proposal with respect to the sale of the Issuer, any amendment of the Issuer’s organizational documents, or any other action, proposal or transaction involving the Issuer or any of its subsidiaries which would reasonably be expected to impede, interfere with, delay, frustrate, prevent or nullify the Merger, any provision of the Merger Agreement or any other agreement or other transactions contemplated by the Merger Agreement.

 The Stockholders have granted an irrevocable proxy to the Reporting Person, and any individual designated in writing by it, and each of them individually, to vote their Subject Shares or grant a consent or approval in respect of the Subject Shares in accordance with the immediately preceding paragraph.

The Stockholders also agreed not to (i) directly or indirectly offer, sell, transfer, assign, exchange, pledge, encumber or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any contract, option, agreement, understanding or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of such Stockholder’s Subject Shares, or any interest therein, to any person, (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of such Shareholder’s Subject Shares or (iii) commit or agree to take any of the foregoing actions.  The number of Subject Shares beneficially owned by each Stockholder are set forth in Schedule A to the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of (i) the mutual consent of the parties thereto, (ii) the effective time of the Merger (the “Effective Time”), and (iii) the termination of the Merger Agreement in accordance with its terms.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, which are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated by reference herein.

(c) Not applicable.

(d) Pursuant to the Merger Agreement, at the Effective Time, the directors and officers of MergerSub immediately prior to the Effective Time shall become the initial directors and officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified in the manner provided in the Surviving Corporation’s articles of incorporation or bylaws or as otherwise provided by law, or until their earlier death, resignation or removal.  The existing directors of MergerSub are Peter R. Curry, Christopher S. Holland, Jean F. Holloway and John H. Weiland and the existing officers of MergerSub are Peter R. Curry, President, John H. Weiland, Vice President, Christopher S. Holland, Vice President, Jean F. Holloway, Vice President and Secretary, Scott T. Lowry, Vice President and Treasurer and Richard C. Rosenzweig, Vice President and Assistant Secretary.

(e) Not applicable.

(f) Not applicable.

(g) Pursuant to the Merger Agreement, at the Effective Time, the articles of incorporation of the Surviving Corporation shall be amended and restated to read in its entirety as the articles of incorporation of MergerSub, except that the name of the Surviving Corporation shall not be amended.  Pursuant to the Merger Agreement, at the Effective Time, the bylaws of MergerSub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

(h) and (i) The Common Stock is traded on the NASDAQ Global Market (“NASDAQ”) under the trading symbol “ROCM.”  The Common Stock will be de-registered pursuant to Section 12(g)(4) of the Exchange Act and the trading of the Common Stock will cease on the NASDAQ, in each case at the Effective Time.

(j) Not applicable.

Item 5. Interest in Securities of the Issuer

(a) and (b) As described in Item 4 above (which information is incorporated by reference in this Item 5), the Stockholders have granted an irrevocable proxy to the Reporting Person pursuant to the Voting Agreement.  As a result of such grant, the Reporting Person may be deemed to be the beneficial owner of the Subject Shares for purposes of Rule 13d-3 under the Exchange Act.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Subject Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The Subject Shares constitute approximately 11.2% of the issued and outstanding shares of Common Stock as of September 3, 2013, based on the Issuer’s representation in the Merger Agreement that there were 12,359,643 shares of Common Stock issued and outstanding as of September 3, 2013.

(c)   Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Related Persons has effected any transaction in the Common Stock during the past 60 days.

(d)         Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 above and the agreements incorporated herein by reference and set forth as exhibits hereto (all of which are incorporated by reference in this Item 6), neither the Reporting Person nor, to the knowledge of the Reporting Person, any Related Person is party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger, dated as of September 3, 2013, by and among C. R. Bard, Inc., Starnorth Acquisition Corp. and Rochester Medical Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on September 4, 2013)

Exhibit 2: Voting and Support Agreement, dated September 3, 2013, by and among C. R. Bard, Inc., Anthony J. Conway, David A. Jonas, Darnell L. Boehm, Peter H. Shepard, Richard W. Kramp, Philip J. Conway, Martyn R. Sholtis, Robert M. Anglin, James M. Carper and Sarah L. Grinde (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on September 4, 2013)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

C. R. BARD, INC.

By:	/s/ Richard C. Rosenzweig
	Name:	Richard C. Rosenzweig
	Title:	Vice President, Law and Assistant Secretary

Date:           September 13, 2013

SCHEDULE A

Name, business address and present principal occupation or
employment of the directors and executive officers of

C. R. BARD, INC.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted
Timothy M. Ring	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Chairman and Chief Executive Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
David M. Barrett	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Emeritus President and Chief Executive Officer Lahey Clinic c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Marc C. Breslawsky	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Chairman and Chief Executive Officer Imagistics International, Inc. c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Herbert L. Henkel	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Chairman and Chief Executive Officer Ingersoll-Rand Company c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
John C. Kelly	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Vice President and Controller Wyeth c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Gail K. Naughton, Ph.D.	Histogen, Inc. 10655 Sorrento Valley Road San Diego, California 92121	CEO and Chairman of the Board Histogen, Inc. 10655 Sorrento Valley Road San Diego, California 92121

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted
Tommy G. Thompson	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Former Secretary U.S. Department of Health and Human Services c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
John H. Weiland	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	President and Chief Operating Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Anthony Welters	United Health Group 701 Pennsylvania Ave, N.W. Washington, D.C. 20004	Executive Vice President UnitedHealth Group, Inc. 701 Pennsylvania Ave, N.W. Washington, D.C. 20004
Tony L. White	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Chairman, President and Chief Executive Officer Applied Biosystems, Inc. c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted
Timothy M. Ring	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Chairman & Chief Executive Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
John H. Weiland	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	President and Chief Operating Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Christopher S. Holland	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Senior Vice President and Chief Financial Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Jim C. Beasley	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Timothy P. Collins	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Sharon M. Alterio	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group Vice President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Brian P. Kelly	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group Vice President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted
John P. Groetelaars	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group Vice President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
John A. DeFord	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Senior Vice President Science, Technology and Clinical Affairs C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Gary D. Dolch	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Senior Vice President Quality, Regulatory and Medical Affairs C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Jean F. Holloway	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Vice President, General Counsel and Secretary C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Bronwen K. Kelly	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Vice President, Human Resources C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Frank Lupisella	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Vice President and Controller C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974